UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sirona Dental Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82966C103
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No. 82966C103	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Veritas Asset Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,944,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,944,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%(1)
12	TYPE OF REPORTING PERSON

IA

(1)	Based upon 55,896,887 shares of common stock outstanding, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 20, 2015.

CUSIP No. 82966C103	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:
Sirona Dental Systems, Inc.

	(b)	Address of Issuer's Principal Executive Offices:
30-30 47th Avenue, Suite 500
Long Island City, New York 11101

Item 2.	(a)	Name of Person Filing:
Veritas Asset Management LLP

(b)	Address of Principal Business Office or, if none, Residence:
First Floor, 90 Long Acre, London, WC2E 9RA, England.

(c)	Citizenship:
Veritas Asset Management LLP is a limited liability partnership formed under the laws of England and Wales.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
82966C103

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: FCA-regulated asset management company.

CUSIP No. 82966C103	Page 4 of 6 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned: 2,944,300

(b) Percent of Class: 5.3%

(c) Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or direct the vote: 2,944,300
(iii) sole power to dispose or direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 2,944,300

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 82966C103	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82966C103	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 1, 2016

VERITAS ASSET MANAGEMENT LLP

By:	/s/ Richard Grant
Name: Richard Grant
Title: Chief Operating Officer